SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     -------

                                  SCHEDULE 13G
                                 (Rule 13d-102)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (Amendment No. 2 )1


                                  HOWTEK, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   443209 10 1
                                 (CUSIP Number)


                                December 31, 1999
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_| Rule 13d-1(b)

     |X| Rule 13d-1(c)

     |_| Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

CUSIP No. 443209 10 1                   13G                    Page 2 of 5 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Dr. Lawrence Howard
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*



________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           613,326 as of 12/31/99
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          -0-
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         613,326 as of 12/31/99
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            -0-
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     613,326 as of 12/31/99
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


     4.7%
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 5 Pages

Item 1(a).     Name of Issuer:

                    Howtek, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

                    21 Park Avenue
                    Hudson, NH 03051

Item 2(a).     Name of Persons Filing:

                    This Amendment no. 2 to Schedule 13G is filed on behalf of Dr. Lawrence Howard (the "Reporting Person").

Item 2(b).     Address of Principal Business Office or, if none, Residence:

                    c/o Hudson Venture Partners, L.P.
                    660 Madison Avenue
                    14th Floor
                    New York, NY 10021

Item 2(c).     Citizenship:

                    The Reporting Person is a United States citizen.

Item 2(d).     Title of Class of Securities:

                    Common Stock

Item 2(e).     CUSIP Number:

                    443209 10 1

Item 3.        Type of Reporting Person:

                    (a) - (j): Not Applicable
                    This statement is being filed pursuant to Rule 13d-1(c).

Item 4.        Ownership:

                    (a) Amount Beneficially Owned:

                        The Reporting Person beneficially owned 613,326 shares of Common Stock as of December 31, 1999, which amount included (i) 600,326 shares owned directly, (ii) 6,500 shares owned by Kathryn Howard, a minor child of the Reporting Person, and (iii) 6,500 shares owned by Genna Howard, a minor child of the Reporting Person. The Reporting Person is deemed the beneficial owner of the 13,000 shares identified in (ii) and (iii) above by reason of his relationship as the custodian of the shares owned of record by Kathryn Howard and


                                Page 3 of 5 Pages

                        Genna Howard.

                    (b) Percent of Class:

                        4.7% beneficially owned by the Reporting Person based upon 13,019,296 shares of Common Stock outstanding on November 8, 1999 as reported in the Issuer's Form 10-Q for the quarter ended September 30, 1999.

                    (c) Number of shares as to which the  Reporting  Person  has
                        (as of December 31, 1999):

                        (i)     sole power to vote or to direct the vote:

                                613,326

                        (ii)    shared power to vote or to direct the vote:

                                -0-

                        (iii)   sole   power  to   dispose   or  to  direct  the
                                disposition of:

                                613,326

                        (iv)    shared   power  to  dispose  or  to  direct  the
                                disposition of:

                                -0-

Item 5.        Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Items 6-9.     Not Applicable

Item 10. By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with effect to changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                               Page 4 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 31, 1999



                                                 /s/  Dr. Lawrence Howard
                                                 ------------------------
                                                 DR. LAWRENCE HOWARD


                               Page 5 of 5 Pages